Morgan Stanley Mid Cap Growth Fund

522 Fifth Avenue

New York, NY 10036

January 25, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management

Mail Stop 0505

Re:	Morgan Stanley Mid Cap Growth Fund

(formerly Morgan Stanley Developing Growth Securities Trust)

(File No. 2-81151)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Mid Cap Growth Fund (formerly Morgan Stanley Developing Growth Securities Trust) (the “Fund”) filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2007. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 30 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about January 25, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the SEC that incorporates the “Tandy” information via EDGAR.

Response 1. This SEC response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.	Please confirm that the use of “Developing” in the Fund’s name complies with Rule 35d-1.

Response 2. We respectfully acknowledge the comment; however, we do not believe that the use of “Developing” in the Fund’s name subjects it to Rule 35d-1. However, the Fund’s name has been changed and the word “Developing” has been removed. We confirm that the use of “Mid Cap” in the Fund’s new name complies with Rule 35d-1.

Comment 3.

Consider enhancing the disclosure regarding the Fund’s investments in IPOs to note the dramatic impact that investments in IPOs may have on Fund performance and that assumptions based upon that impact may be unwarranted.

Response 3. We respectfully acknowledge the comment; however, we believe that the current disclosure is adequate.

Comment 4.	Please confirm that you are complying with the SEC release regarding investments in other investment companies.

Response 4. The disclosure required by the SEC release regarding investments in other investment companies is not currently applicable to the Fund.

Comment 5.	Please consider clarifying the following disclosure and listing all members of the team: “Members of the team collaborate to manage the assets of the Fund.”

Response 5. Item 5(a)(2) requires disclosure of the persons “primarily responsible for the day-to-day management of the Fund’s portfolio.” While each member of the team provides information and input relating to the management of the Fund, the listed portfolio managers are the ones that are primarily responsible for the day-to-day management of the Fund. Therefore, we believe that listing the other members of the team that are not primarily responsible for the day-to-day management of the Fund is not required by Form N-1A and could be confusing to investors.

Comment 6.

Please consider clarifying your current disclosure relating to frequent purchases and redemptions of Fund shares, specifically your disclosure in respect of trades that occur through omnibus accounts at intermediaries, so that it complies with Item 6(e) of Form N-1A and Release No. IC-27504.

Response 6. We respectfully acknowledge the comment; however, we believe that the current disclosure in the Prospectus complies with Item 6(e) of Form N-1A and Release No. IC-27504. The disclosure in the sections titled “Frequent Purchases and Redemptions of Fund Shares” and “How to Sell Shares—Redemption Fee” describes in detail the Fund’s policies and procedures to discourage and deter frequent purchases and redemptions of Fund shares, including its policies and procedures with respect to trades that occur through omnibus accounts at intermediaries, and the assurances, agreements and information that these intermediaries are required to provide to the Fund in enforcing the Fund’s policies and procedures. In addition, the disclosure in the section titled “How to Sell Shares—Redemption Fee” discusses the implementation of a redemption fee to protect the Fund’s shareholders from the effects of short-term trading and the potential limitations of the redemption fee on transactions that occur through omnibus accounts at financial intermediaries.

COMMENTS ON STATEMENT OF ADDITIONAL INFORMATION

Comment 7.	Please confirm that the Fund’s concentration policy set forth under Investment Restriction (2) complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 7. Although the Fund’s concentration policy set forth under Investment Restriction (2) refers to investments of more than 25%, the Fund complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6980. Thank you.

Best regards,
/s/ Daniel E. Burton
Daniel E. Burton